Katch Entertainment Inc.

Balance Sheets

(Unaudited)

	December 31, 2020	December 31, 2019
ASSETS		
Cash and cash equivalents	$ 416,762	$ 137,353
Pre-paid expenses	1,000	1,000
Total current assets	417,762	138,353
Total assets	$ 417,762	$ 138,353
LIABILITIES AND SHAREHOLDERS' EQUITY		
Credit Cards	$ 3,659	$ -
Accounts Payable	25,381	
Payroll Liabilities	2,184	-
Total current liabilities	31,224	-
Total long term liabilities	-	-
Total Liabilities	31,224	-
Total Members' Equity	-	138,353
Common Stock; 8,000,000 shares authorized, par value $0.000001 per share, 7,010,800 issued and outstanding	7	-
Preferred Stock; 6,000,000 shares authorized, par value $0.000001 per share, 0 issued and outstanding	-	-
Paid-in-capital	1,069,024	-
Accumulated deficit	(682,493)	-
Total shareholders' equity	386,538	138,353
Total liabilities and shareholders' Equity	$ 417,762	$ 138,353